                                                                                                July 3, 2017

Attn: Dominic Minore, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

            Re:       Versus Capital Real Assets Fund LLC

                         Registration Statement on Form N-2

            File Nos. 333-214178; 811-23201

Dear Mr. Minore:

This letter responds to comments you provided by telephone on June 5, 2017 (the “Additional Comments”) and amends and restates our written responses dated May 1, 2017 in response to your letter dated November 16, 2016 (the “initial comment letter”) regarding the initial Registration Statement filed on Form N-2 on October 19, 2016 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “ICA”), by Versus Capital Real Assets Fund LLC (the “Registrant” or the “Fund”). Your comments (with underlined and bolded headings) from the initial comment letter, and the Registrant’s amended and restated responses thereto (with italicized and bolded headings and italicized and bolded amendments), are set forth below. Please note that this letter is being submitted on the same date as the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement, pursuant to Rule 472 under the Securities Act. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Prospectus

Comment

Investment Strategies (outside front cover)

Please expand the disclosure to provide a brief plain English explanation of the “perpetual institutional real asset funds” and “institutional real asset funds that have a targeted capital raise and an expected life or term” in which the Fund may invest.

Response

The Registrant has amended its disclosure regarding its Investment Strategies to provide a plain English explanation of the types of Institutional Investment Funds in which the Fund intends to invest. The Registration Statement explains that the Fund will invest in institutional investment funds that accept investments on a continuous basis with quarterly or semi-annual repurchases.  Such continuously offered funds will have “perpetual life terms,” which is a term that is now defined in the Registration Statement.  To a limited extent, the Fund may invest in certain closed-end institutional real asset funds that have “targeted capital raises, investment lock-up periods and expected fund life terms,” which are terms that are now defined in the Registration Statement.

Comment

The disclosure states that the Fund will invest with a broad range of managers across differing investment strategies, geographies and real asset classes. Please expand the disclosure to state whether or not the Fund will impose a limit on the amount of its assets that may be invested, either directly or indirectly, in properties located outside of the United States and/or that may be invested in properties located in any one non-U.S. country and, if so, also disclose the applicable limits. Also provide similar disclosure with respect to the maximum percentage of the Fund’s assets that may be invested, either directly or indirectly, in the securities of non-U.S. issuers in the aggregate, and of those representing securities of issuers located in any one non-U.S. country.

Response

The Registrant has expanded its disclosure regarding the differing geographies in which the Fund may choose to invest. The Registration Statement states that the Fund may invest, either directly or indirectly, in properties located outside of the United States, including in any one non-U.S. country, which in the aggregate shall not exceed 50% of the Fund’s total assets. It also states the Fund may invest, either directly or indirectly, in the securities of non-U.S. issuers, including the issuers of securities located in any one non-U.S. country which in the aggregate shall not exceed 50% of the Fund’s total assets.  The Registrant also intends to update its Prospectus during the continuous offering period to include disclosure of relevant risks whenever the Fund may invest in one non-U.S. country in the aggregate and deem such investment(s) material which, the Registrant acknowledges, could be equal to less than 50% of the Fund’s total assets.

Comment

Investment Strategies (outside front cover)

Please disclose whether or not the Fund will impose a limit on the amount of its assets that may be invested, either directly or indirectly, in securities that are either rated, or that have credit characteristics substantially similar to those rated, below investment grade, also known as “junk.” If so, then also disclose the applicable limits.

Response

The Registrant does not consider its potential investment in assets below investment grade to be a material portion of its investment strategy as such investments will at no time consist of more than 15% of the Fund’s assets. To properly reflect this position, the Registrant has added references to a limitation on the below investment grade securities, or “junk” securities, in the Prospectus Summary and the body of the Registration Statement.

Comment

Investment Strategies (outside front cover)

The disclosure also states that “the Fund may also invest in a wholly-owned and controlled subsidiary (the “Subsidiary”) that will make direct co-investments into timberland and agriculture/farmland assets. The Subsidiary will be a real estate investment trust (“Sub-REIT”) and the Fund will consolidate the Subsidiary for purposes of financial statements, leverage and concentration.” Please expand the disclosure to clarify that the Fund will also comply with the other provisions of the Investment Company Act of 1940 (the “ICA”) governing investment policies (Section 8) and capital structure (Section 18) on an aggregate basis with its Subsidiary.

Response

The Registrant notes that the previously submitted Registration Statement disclosed that the total investment by the Fund in the Subsidiary, together with the Fund’s investments in the closed-end Institutional Investment Funds that have targeted capital raises, investment lock-up periods and expected fund life terms, shall not exceed 25% of the Fund’s total assets. For ICA purposes, the Fund will look at the Subsidiary and Fund assets in the aggregate. The Registrant has further expanded its disclosure to clarify that the Fund will comply with Sections 8 and 18 of the ICA. The Registration Statement states that the Fund will maintain voting control of the Subsidiary. It also states that any leverage used at the Subsidiary level will be aggregated with the Fund’s leverage for purposes of complying with Section 18 of the ICA.  The Registrant has also added disclosure to the Registration Statement that for purposes of complying with its fundamental and non-fundamental investment restrictions and policies pursuant to Section 8 of the ICA, the Fund will aggregate its direct investments with the investments of the Subsidiary.  The Registrant has also revised the disclosure stating that “the Fund will consolidate the Subsidiary for purposes of financial statements, leverage and concentration” to now state that “the Fund shall report its investment in the Sub-REIT in accordance with generally accepted accounting principles utilizing the equity method of accounting. Accordingly, the Fund’s equity investment in the Sub-REIT shall be valued utilizing the fair value principles outlined within the Fund’s valuation Policy.  See ‘Calculation of Net Asset Value.’ For purposes of the Fund’s leverage and concentration policies under the Investment Company Act, the assets of the Sub-REIT will be consolidated with the assets of the Fund in order to determine compliance with such policies.”

Comment

Investment Strategies (outside front cover)

Also, please confirm the following in your response letter:

a.      that any separate investment advisory contract that the Subsidiary enters into with the Adviser or Sub-Adviser will comply with provisions of the ICA relating to investment advisory contracts (Section 15). The investment advisory agreement between the Adviser or Sub-Adviser and the Subsidiary is a material contract that should be included as an exhibit to the registration statement. Because the Fund and the Subsidiary would have the same adviser for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

b.      that the Subsidiary will comply with the provisions relating to affiliated transactions and custody (ICA Section 17). Identify the custodian of the Subsidiary.

Response

The Registrant confirms that:

a.      any investment advisory contract that the Subsidiary enters into with the Adviser or Sub-Adviser will comply with provisions of the ICA relating to investment advisory contracts (Section 15) and that any such investment advisory agreement is a material contract that will be included as an exhibit to the Registration Statement.

b.      the Subsidiary will comply with the provisions relating to affiliated transactions and custody (ICA Section 17), and will refrain from engaging in any transactions otherwise prohibited by the ICA. The Fund’s custodian, The Bank of New York Mellon, will also be the custodian for all of the Subsidiary’s assets.

Comment

Investment Strategies (outside front cover)

In your response letter, please explain whether a REIT wholly-owned by the Fund will satisfy the REIT ownership requirements of the Internal Revenue Code. If so, what mechanism or policies will be in place to ensure that the ownership requirements will be met? Will any restrictions be imposed on ownership of shares of the Fund? If so, could these restrictions give rise to shareholder disenfranchisement?

Response

The Fund will ensure that the Sub-REIT will comply with the shareholder ownership requirements of the Internal Revenue Code and have a minimum of 100 shareholders.  All voting shares of the Sub-REIT will be held by the Fund and, to ensure shareholder diversity, any non-voting shares will be held by an independent director service company that has no expectation of voting.

Comment

Shareholder Eligibility (outside front cover)

Specify the minimum initial investment for non-institutional investors.

Response

The Registration Statement has been amended to clarify that the minimum initial investment per institutional investor of the Fund (including cumulative investments of the clients of any institutional investor of the Fund) is $10 million, while the minimum initial investment which will be accepted from executive officers, directors or general partners of the Fund or the Adviser is $10,000.

Comment

Shareholder Eligibility (outside front cover)

Identify the criteria that the Adviser will use when determining whether “certain other” investors will be eligible to invest in the Fund.

Response

The category of “certain other eligible investors” has been deleted from the Registration Statement.

Comment

Interval Fund (outside front cover)

Please expand the disclosure to identify the quarterly period in which the Fund will make its first offer to repurchase its shares.

Response

The Registrant has revised the disclosure to the Registration Statement stating that the Fund will make its first offer to repurchase its shares pursuant to Rule 23c-3 under the ICA “within 180 days of the sale of its initial shares” to state that the first offer to repurchase its shares will take place “within 180 days after the Fund has achieved its goal of securing $200 million of investment commitments.”

Comment

Interval Fund (outside front cover)

In the bold face paragraph, also clarify in plain English that an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

Response

The Registrant has added the bold language above to such bold faced paragraph.

Comment

The disclosure states that “if you purchase Shares of the Fund, you will become bound by the terms and conditions of the LLC Agreement. A copy of the LLC Agreement has been filed as an exhibit to this Prospectus with the SEC.” Provide a cross-reference to the page on which a discussion of the material terms of the LLC Agreement can be found in the prospectus. In this regard, in an appropriate section of the prospectus, please describe, in plain English, each material term and condition of the LLC Agreement to which a purchaser of Shares of the Fund will be bound.

Response

The Registration Statement has been clarified to state that if investors purchase Shares of the Fund, they will become bound by all terms and conditions of the LLC Agreement, a copy of which has been filed with the SEC as an exhibit to this Prospectus and appended to the Prospectus and which can also be obtained by written or phone request to the Fund. The Registrant respectfully declines to supplement the body of the Registration Statement with a point-by-point recitation of the LLC Agreement as such agreement has been filed as Exhibit Ex-99.b to the Prospectus and will be made available in its entirety upon request. Pursuant to the SEC’s additional comment, the Registrant has now appended the LLC Agreement to the Prospectus.

Comment

Offering Proceeds (outside front cover)

The disclosure appearing in footnote (3) states that the Adviser has entered into servicing agreements to compensate certain financial industry professionals and the Intermediaries for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Any commissions and other consideration paid by the Adviser or other persons should be noted and briefly described in a footnote to the “Sales Load” column of the pricing table. In this regard, see Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term “commissions” as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the “Securities Act”).

Response

Neither the Fund nor the Adviser will pay any commission or sales load. Footnote (3) refers to platform fees paid to the Intermediaries and other similar service providers that the Fund, the Adviser and/or the Distributor may authorize to provide for administrative services performed with respect to the Account(s) of the Fund. The disclosure appearing in Footnote (3) to the “Offering Proceeds” table (and elsewhere in the Registration Statement) has been amended to clarify that such fees are paid to Intermediaries, such as banks, investment advisers, trusts, financial industry professionals, etc. (and not broker-dealers). The Registrant has clarified that the “platform fees, administration fees, shareholder services fees and sub-transfer agent fees, to be paid to the Intermediaries by the Adviser, are not intended to be compensation for any sales efforts” and relate to “investment products, programs, platforms and accounts through which investors may purchase, redeem and exchange Shares of the Fund.”  The Registrant has added the following disclosure to further clarify the nature of compensation to the Intermediaries:  “Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders.  These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s shares over other potential investments that may also be appropriate for the clients of such Intermediaries.  These payments may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by FINRA.” The Distribution Agreement (Exhibit 99.1(h)) has also been amended and re-filed in order to clarify that the fee, appearing in the exhibit to such agreement, is to be paid by the Adviser for certain shareholder services rendered by the Adviser to the Fund and its shareholders and not for any commission or sales load.

In light of our prior responses, the Registrant has added similar disclosure under a new caption entitled “Other Payments Made by the Adviser and/or the Distributor” to the “Plan of Distribution” section of the Prospectus.

Comment

Offering Proceeds (outside front cover)

The disclosure also states that such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase, redeem and exchange Shares of the Fund. In your response letter, please describe the mechanisms through which Shares of the Fund, which are not redeemable securities, may be “redeemed.” Additionally, please explain how Shares of the Fund may be “exchanged” in light of the purported “substantial restrictions on transferability” noted on page 18 and elsewhere in the prospectus.

Response

All Shares of the Fund are subject to the redemption provisions of Rule 23c-3 under the ICA. The Shares cannot be exchanged. For clarity, the disclosure appearing in Footnote (3) to the “Offering Proceeds” table (and elsewhere in the Registration Statement) has been amended to state “which investors may purchase or participate in a repurchase of Shares of the Fund” and the reference to investors redeeming or exchanging Shares has been deleted. The mechanics through which Shares may be purchased or sold do not change the limitations on transfer under the LLC Agreement or the limitations pursuant to Rule 23c-3 that are applicable to a closed-end interval fund.

Comment

SUMMARY OF FUND EXPENSES

Footnote (3) – Other Expenses included in the Fund’s fee table states that the Fund will incur “organizational expenses, initial and ongoing offering costs,” yet the disclosure does not identify the estimated amounts of these expenses and costs. Accordingly, in a footnote to the pricing table, please disclose estimates of these amounts, as well as the net per share and total proceeds to the Fund, after the payment of such expenses and costs. In this regard, see Instruction 6. to Item 1.g. of Form N-2. Also disclose that the payment of these amounts, although “payable by the Fund” are indirectly paid by investors in this offering and will immediately reduce the net asset value of each share purchased in this offering.

Response

Footnote (3) to the “Summary of Fund Expenses” table has been revised to clarify that such organizational expenses and initial and ongoing offering costs will be absorbed by the Adviser and the Adviser will not seek reimbursement from the Fund for such expenses and costs.

Comment

In your response letter, please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the prospectus outside front cover in at least 10-point type.

Response

The Registrant confirms that all of the information that precedes the section captioned “Table of Contents” will appear on the prospectus outside front cover in at least 10-point type.

Comment

Investment Objective and Investment Strategies (page 8)

The disclosure in this section identifies the various types of funds and entities in which the Fund may invest and the disclosure on page 46 further refines the scope by stating that the Fund will not invest in entities that hold themselves out or otherwise operate as “hedge funds.” Please expand the disclosure to state that the Fund will limit its investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (which include private equity funds) to no more than 15% of its net assets in the aggregate.

Response

The following sentence has been included in the discussion of the Investment Objectives and Investment Strategies throughout the Registration Statement: “The Fund will invest no more than 15% of its assets in Institutional Investment Funds or other entities that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act and do not otherwise invest through real estate investment trusts (“REITs”) that would qualify for exemption under Section 3(c)(5) of the Investment Company Act.  Additionally, the Fund will not invest in Institutional Investment Funds that hold themselves out or otherwise operate as ‘hedge funds.’”

Comment

Investment Objective and Investment Strategies (page 8)

The disclosure in the last paragraph states that, under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets to U.S. and non-U.S., public and private investments providing exposure to or investment in three identified real asset classes. Please clarify that the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in those asset classes. Also, expand the disclosure to describe the criteria that the Fund will use to determine whether an investment provides “exposure to” each of the (i) “Infrastructure”; (ii) “Timberland”; and (iii) “Agriculture/Farmland” real asset classes.

Response

The last paragraph under this Section (and appearing elsewhere in the Registration Statement) has been revised to clarify that, under normal conditions, the Fund will allocate at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S. public and private investments “in” the three above-referenced real asset classes; the Registrant has deleted the phrase “exposure to.”  Detailed descriptions of investments in each of the real asset classes follows the paragraph.

Comment

Investment Objective and Investment Strategies (page 8)

The disclosure appearing on page 2 of the SAI states that, under normal market conditions, the Fund will, as a fundamental policy, invest at least 80% of its assets in Real Asset Related Investments. Accordingly, clarify the disclosure in this section of the prospectus to specifically define “Real Asset Related Investments.”

Response

The definition of “Real Asset Related Investments” now appears on page 2 of the SAI and conforms to the definition in the prospectus.  The definition has also been revised and conformed throughout the Registration Statement so that it relates to the Fund’s investments in “certain real assets including in global infrastructure, timberland and agriculture/farmland” and not to the Fund’s investments in “certain real asset strategies.”

Comment

Other Fees and Expenses (page 14)

Amplify the disclosure to highlight the approximate percentage amounts that the investment managers of the underlying funds in which the Fund may invest will receive as asset-based fees and incentive fees. For example, disclose that the amount of these fees are typically 2% and 20%, respectively. Also clarify that, because these amount are paid by the underlying funds, they will be indirectly paid by investors in the Fund.

Response

The Fund will not invest in underlying funds that are characterized by 2%/20% fees, as referenced in this comment. The Institutional Investment Funds that the Fund invests in will charge significantly lower fees and such amounts will be disclosed in the financial statements of the Fund. To reflect an accurate description of the fees that can be expected from the Fund’s investments in Institutional Investment Funds, the Registrant has expanded upon the disclosure appearing in the footnotes to the Summary of Fund Expenses. The Registrant has also added a range of the performance fees that the Institutional Investment Funds will charge under the heading “Other Fees and Expenses.”

Additional Comment

Other Fees and Expenses

Clarify the timing of the Limitation Period applicable to the limit of the amount of expenses borne by the Fund.

Response

The Registrant has clarified that the Adviser and the Fund have entered into an Expense Limitation and Reimbursement Agreement for a one year period following the date the Registration Statement is declared effective which limits the amount of expenses borne by the Fund to an amount not to exceed 0.30% per annum of the Fund’s net assets.  The Adviser may not recoup these reimbursements from the Fund.

Comment

Other Fees and Expenses (page 14)

Will the Fund invest in funds that are “fund-of-funds?” If so, also disclose that the Fund will pay a third layer of fees in the event that it invests in a fund that is itself a “fund-of-funds.”

Response

The Fund will not invest in funds that are “fund-of-funds.”

Comment

Other Fees and Expenses (page 14)

Will any of the funds in which the Fund invests be subject to “carried interests?” If so, please provide additional relevant disclosure regarding “carried interests.”

Response

None of the funds in which the Fund invests will be subject to traditional “carried interest”; however, in the interest of setting forth robust disclosure, the Fund may invest in funds that assess a “performance fee” and such fee is charged as a percentage of annual returns in excess of a minimum hurdle rate of return to investors and is typically capped. The Fund will disclose to its investors that a performance fee is essentially a fee that the Shareholder will incur.

Comment

Other Payments Made by the Adviser and/or the Distributor (page 14)

Expand the disclosure to address whether the payment of any amounts described in this section may create a conflict of interest by influencing the financial industry professionals and/or Intermediaries to recommend the Shares of the Fund over another investment.

Response

As set forth in the Registrant’s response to your comment appearing above with respect to Footnote (3) to the “Offering Proceeds” table in the outside front cover, neither the Fund nor the Adviser will pay any commission or other sales load. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees, to be paid to certain financial intermediaries by the Adviser, are not intended to be compensation for any sales efforts. The Registrant has added the following disclosure to further clarify the nature of compensation to the Intermediaries: “Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders.  These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s shares over other potential investments that may also be appropriate for the clients of such Intermediaries.  These payments may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by FINRA.” The Distribution Agreement (Exhibit 99.1(h)) has also been amended and re-filed in order to clarify that the fee, appearing in the exhibit to such agreement, is to be paid by the Adviser for certain shareholder services rendered by the Adviser to the Fund and its shareholders and not for any commission or sales load.

In light of our prior responses, the Registrant has added similar disclosure under a new caption entitled “Other Payments Made by the Adviser and/or the Distributor” to the “Plan of Distribution” section of the Prospectus.

Comment

Distribution Policy and Dividend Reinvestment Plan (page 15)

Please disclose whether any of the Fund’s distributions may represent a return of an investor’s capital and, if it could, also highlight the tax consequences to an investor.

Response

The Registrant has added language to the section entitled “Distribution Policy and Dividend Reinvestment Plan” which sets forth the potential for a return of capital and the related potential tax consequences.  Additionally, the Registrant notes that there is disclosure in the “Use of Proceeds” section stating that if the Fund is delayed in investing the proceeds of this offering, the Fund’s distributions could consist, in whole or in part, of a return of capital.  Furthermore, in the “Taxes” section of the prospectus, under the subheading “Income from Repurchases and Transfer of Shares,” there is disclosure that the Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders.

Comment

Prospectus Summary – Risk Factors (page 17)

Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Fund’s future borrowings, its net investment income, its net asset value, the ability of the entities comprising, either directly or indirectly, the Fund’s investment portfolio to service interest payment obligations and principal loan repayments.

Response

The Registrant has added a new risk factor to the Prospectus Summary and to the “Risk Factors” section of the prospectus, entitled “Risks Relating to Current Interest Rate Environment.”

Comment

Summary of Fund Expenses (page 24)

The first paragraph states that the Summary of Expenses Table describes fees and expenses that are based on the assumption that the weighted average assets under management of the Fund will be approximately $250 million. In your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

Response

The Registrant has revised its basis for the assumption and now approximates that the Fund’s initial close will be approximately $200 million. Based on preliminary interest in the Fund from the Adviser’s current network of financial advisers, institutional investors and investment intermediaries, the Registrant has a reasonable expectation that the initial close of shares sold will be approximately $200 million. The Registrant has included a sentence discussing this in the first paragraph of the Summary of Expenses.  The Registrant has also added disclosure that (a) prior to that time, the Fund and any entity or person acting on behalf of the Fund, will not accept any investment commitments for purchase and (b) the Fund will not go forward with the offering herein until the Registration Statement is declared effective.

Comment

Summary of Fund Expenses (page 24)

Please revise the fee table presentation to conform to the format prescribed by Item 3 to Form N-2. For example, delete both “Total Annual Fund Expenses” line items. Also, the disclosure appearing in the paragraph that begins with “Total Annual Fund Expenses represents,” and in the paragraph that begins with “Acquired Fund Fees and Expenses,” should instead be presented as footnotes to the fee table.

Response

The Registrant has revised the fee table presentation to conform to the format requirements of Form N-2.  The Registrant has made additional revisions to the format of the fee table, such as deleting the interest payments on borrowed funds line item (since the amount was “none”) and moving the “Total Annual Fund Expenses” line item to flush left.  The Registrant has also added disclosure after the table and its footnotes that the Fund will not charge a repurchase fee.

Comment

Summary of Fund Expenses (page 24)

In the paragraph beginning with “Acquired Fund Fees and Expenses,” also disclose that the underlying funds in which the Fund invests charge a 2% management fee on assets under management, in addition to the performance fees that are currently disclosed. Will any of the underlying funds charge an income incentive fee? If so, expand the disclosure to identify the estimated amount of the income incentive fees that could be charged.

Also, in that same paragraph, identify the types of Institutional Investment Funds in which the Fund may invest “that have fund structures that may be considered traditional pooled investment vehicles.”

Response

The paragraph beginning with “Acquired Fund Fees and Expenses” has been revised and expanded to reflect the comments received. None of the Institutional Investment Funds will have a 2% management fee; the range of management fees are disclosed fully in the footnotes.  Additionally, the Registrant has added language describing the Institutional Investment Funds and the potential performance fees.

The Registrant has further revised the paragraph appearing (now appearing as Footnote (5)) to clarify that all of the Operating Costs of the Fund’s investments in the Institutional Investment Funds that have fund structures that may be considered traditional pooled investment vehicles are included in the Acquired Fund Fees and Expenses.  A range of such estimated fees, along with a range of the estimated performance fees, are provided in the Footnote.  Such information has also been included, in bold and in a separate paragraph, in the footnote detailing the Total Annual Fund Expenses line item (now appearing as Footnote (6)) to illustrate that these indirect costs have been included.

Comment

Summary of Fund Expenses (page 24)

Footnote (3) indicates that the “Other Expenses” of 0.30% is presented in the fee table after the application of the expense cap set forth in the ELA. However, the “Other Expenses” line item should instead present a gross percentage amount before application of the ELA cap. A separate fee table line item should then be presented after the “Total Annual Expenses” line item to reflect the amount of expenses that are reimbursed by the Adviser under the ELA. The last line item presented in the fee table should then reflect the “Net Total Annual Expenses.”

Response

The “Other Expenses” table has been revised to reflect that the Adviser will absorb the initial and ongoing offering costs not in excess of 0.30% pursuant to the Expense Limitation Agreement and the Adviser cannot recoup these reimbursements.

Comment

In a footnote to the Summary of Fund Expenses table, please disclose whether or not the Fund plans to borrow funds or otherwise issue debt and/or preferred securities during the next twelve months and, if it does, add applicable disclosure to the Summary of Expenses Table and Example reflecting the cost of borrowing funds or of otherwise issuing and servicing debt and/or preferred securities.

Response

The Registrant has moved the disclosure under Footnote (4) of the “Summary of Fund Expenses” table that states that the Fund does not plan to borrow funds or otherwise issue debt and/or preferred securities during the twelve month period from the effective date of the Registration Statement to disclosure appearing after the table and its footnotes.

Comment

Please make clear, in a footnote to the fee table, that all of the fees and expenses of the Fund’s Subsidiary expected to be incurred during the first 12 months of this offering are included in the “Total Annual Expenses” line item presentation.

Response

Disclosure has been added to Footnote (6) of the “Summary of Fund Expenses” table to state that the Fund’s Total Annual Expenses include the fees and expenses of the Subsidiary during the first twelve months of the offering.

Additional Comment

Summary of Fund Expenses

Please bold the paragraph beginning “The purpose of the table above is . . . .”

Response

The Registrant has bolded the paragraph.

Comment

Risk Factors (page 26)

Please delete the caption “General Risk Factors.”

Response

The caption “General Risk Factors” has been deleted.

Comment

Risk Factors (page 26)

Expand the lead-in paragraph to make clear that the Risk Factors section nonetheless describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a Fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response

The lead-in paragraph has been expanded in the Prospectus and additional risk factors have been added, as appropriate.  The Registrant has also removed the italics from the lead-in paragraph.

Comment

The Fund Could Be Minimally Capitalized (page 29)

Disclose whether the Fund has an obligation to raise a specific amount of capital prior to commencing operations. Also disclose whether the Distributor is required to sell any specific number or dollar amount of the Fund’s shares.

Response

The Fund intends to conduct its initial closing once it has raised at least $200 million; however, the Shares are being offered on a best efforts basis, as set forth in Footnote (1) to the “Offering Proceeds” table.  The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares.  The Registrant has also revised the title of such risk factor to read: “Fund Capitalization,” given the Fund’s intention to secure an amount of $200 million of investment commitments before commencement of its initial offering. The Registrant refers to its response to a prior comment herein advising that disclosure has been added that (a) prior to the Fund securing an amount of $200 million of investment commitments before making its Shares available for sale, neither the Fund nor any entity or person acting on behalf of the Fund will accept any investment commitments for purchase and (b) the Fund will not go forward with the offering herein until the Registration Statement is declared effective.

Additional Comment

Risk Factors

Please add back disclosure that the Shares are subject to substantial restrictions on transferability.

Response

The Registrant has added back such disclosure to the Risk Factor entitled: “Shareholders Will Have Only Limited Liquidity.”

Comment

Disclose whether any arrangement has been made to place funds received in an escrow, trust or similar account.

Response

The Registrant does not intend to enter into any such arrangement. The Registrant has a reasonable expectation that the initial close of shares sold will be approximately $200 million. The Fund intends to make shares available for purchase once the Adviser has received written commitments in an amount sufficient for an initial close.

Comment

Ability to Enforce the Fund’s Legal Rights (page 40)

Expand the risk factor disclosure highlighting the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in the non-U.S. jurisdictions in which the Fund may directly or indirectly principally invest. Also highlight any material risks pertaining to the liquidation of the underlying collateral, as well as any heightened risk of the insufficiency of the underlying collateral to fully discharge a non-U.S. borrower’s obligations to a lender.

Response

We confirm we have expanded the risk factor to include further description of the risk in enforcing judgments and liquidating collateral in non-U.S. jurisdictions.

Comment

The Fund’s Use of Leverage Involves Risk of Loss (page 42)

Please also include as separate risk factors in the prospectus summary, summaries of the disclosure contained under “The Fund’s Use of Leverage Involves Risk of Loss,” and under “The Institutional Investment Funds May Use Leverage, Which Involves Risk of Loss.” Also expand the disclosure to clarify that, because the underlying funds may themselves incur higher levels of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the ICA.

Response

A summarized version of the risk factor entitled “The Fund’s Use of Leverage Involves Risk of Loss” has been added to the prospectus summary.  The Registrant notes that the prospectus summary already includes a summarized version of the risk factor entitled “The Institutional Invest Funds May Use Leverage, Which Involves Risk of Loss”; however the Registrant has expanded its disclosure (in both the summarized version and the more detailed version under the “Risk Factors” section) in response to this comment.

Comment

The Fund’s Use of Leverage Involves Risk of Loss (page 42)

The last sentence of the bold face paragraph at the top of page 55 states that “the current investment themes and the research and investment process presented in this material represent the views of the Adviser at the time this material was completed and are subject to change without notice.” The statement inappropriately conflicts with the Fund’s disclosure obligations and, therefore, should be deleted. Additionally, consider moving the remainder of the disclosure appearing in the bold face paragraph and, instead, include it as part of the lead-in paragraph of the Risk Factors section.

Response

The Registrant has deleted the last sentence of such paragraph and moved the remainder of the paragraph, with certain revisions, to the lead-in paragraph of the “Risk Factors” section.

Comment

Plan of Distribution (page 64)

The disclosure contained in the third, fourth and fifth sentences of the first paragraph should instead be presented under a caption entitled “Additional Financial Intermediary Compensation.” Also, expand the disclosure to state the maximum permissible amount of the compensation that could be paid by the Adviser and the Fund under the arrangements described therein. Further clarify that the Adviser also benefits when the payments result in increased assets under management and a corresponding increase in its management fees.

Response

As set forth in the Registrant’s responses to your comments appearing above with respect to Footnote (3) to the “Offering Proceeds” table in the outside front cover and “Other Payments Made by the Adviser and/or the Distributor,” neither the Fund nor the Adviser will pay any commission or other sales load. The disclosure appearing in Footnote (3) to the “Offering Proceeds” table (and elsewhere in the Registration Statement) has been amended to clarify how fees are paid and specifically to address that the Adviser (and not the Fund) may enter into certain servicing agreements to compensate the Intermediaries. The Registrant has added the following disclosure to further clarify the nature of compensation to the Intermediaries: “Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders.  These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s shares over other potential investments that may also be appropriate for the clients of such Intermediaries.  These payments may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by FINRA.” The Distribution Agreement (Exhibit 99.1(h)) has also been amended and re-filed in order to clarify that the fee, appearing in the exhibit to such agreement, is to be paid by the Adviser for distribution and certain shareholder services rendered by the Distributor to the Fund and its shareholders and not for any commission or sales load.

In light of our prior responses, the Registrant has added similar disclosure under a new caption entitled “Other Payments Made by the Adviser and/or the Distributor” to the “Plan of Distribution” section of the Prospectus.

Comment

File, as exhibits to the registration statement, all arrangements governing the payment of compensation currently described in the “Plan of Distribution” section.

Response

As stated in the Registrant’s response immediately preceding this response (and elsewhere in this letter), neither the Fund nor the Adviser will pay any commission or other sales load. The Registrant confirms that there are no material arrangements governing compensation that would need further disclosure and/or to be filed as exhibits to the Registration Statement at this time.

Comment

Calculation of Net Asset Value (page 67)

In your response letter, please inform the staff whether the Fund’s Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund’s Board of Directors will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response

The Fund’s Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and, as part of the Board’s regular, recurring obligations, it will review the Fund’s fair value determinations. As a result, we confirm that the Fund’s Board of Directors will regularly review the fair value methodologies of the independent valuation firm and the historical accuracy of its fair value methodologies.  Disclosure to this effect has been added to the Registration Statement.  The Registrant has included additional disclosure to make abundantly clear that only the valuation policies approved by the Board will be used for calculation of NAV.

Given the second and third paragraphs under this heading in the Registration Statement, the Registrant would like to clarify that with respect to its valuation of the underlying investments by the Institutional Investment Funds that take into consideration principles of fair value and with respect to the Fund’s review of the historical accuracy of its fair value methodologies, the Fund, rather than using any practical expedients in replacement of the fair value of its investments, will look to certain general inputs typically used in private real estate private fund investments. Appraisers utilize various inputs and methodologies to value the underlying investments.  Some of the common methodologies include, without limitation, the cost or replacement value approach, the sales comparison approach and the income approach.  Because of the nature of the underlying assets of the Fund, it is anticipated that the income approach using long-term discounted cash flow analysis will be the primary determinate of value.  The Registrant has also added the following disclosure to the third paragraph under this heading of the Registration Statement: “The Fund will not use any practical expedients in replacement of the fair value of its investments.”

Comment

Statement of Additional Information

Fundamental Policies (page 1)

Please combine the presentation of the first and the eighth fundamental policy bullets to provide a cohesive industry concentration policy that is consistent with the prospectus disclosure pertaining to the Fund’s principal investments, as well as with Item 2.b.(2) of Form N-2 and the Instruction thereto. Also, delete the statement that “the Institutional Investment Funds…in which the Fund will seek to invest are not considered part of an industry.” Instead, disclose that, to the extent that the Fund is aware of the investments held by the Institutional Investment Funds, the Fund will consider such information when determining compliance with its concentration policy.

Response

The first and the eighth fundamental policy bullets have been combined to provide a cohesive industry concentration policy, as instructed. The statement that “the Institutional Investment Funds…in which the Fund will seek to invest are not considered part of an industry” has been replaced by: “To the extent that the Fund is aware of the investments held by the Institutional Investment Funds, the Fund will consider such information when determining compliance with its concentration policy.”

The first fundamental policy bullet has been further revised to clarify that the Fund may not invest more than 25% of the value of its total assets in the securities of companies or entities engaged in any one industry or group of industries, except that under normal circumstances, the Fund will invest over 25% of its total assets in the securities of companies in the real estate industry.  The Registrant has deleted the disclosure about its concentration policy from the first bullet, as it already appears in the second paragraph following the bullet list.

Comment

The sixth fundamental policy bullet states that the Fund may lend its portfolio securities. In a separately captioned “Securities Lending” section, please highlight the characteristics and risks of securities lending.  The discussion should disclose that the costs of securities lending do not appear in the Fund’s fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund’s assets that can be invested in securities lending. Also state that the Fund’s Board of Directors has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response

The Fund will not engage in securities lending. The Registration Statement has been updated to this effect.

Comment

Please add a fundamental policy stating whether the Fund is permitted to purchase and sell commodities.

Response

The Fund has added a fundamental policy that the Fund is not permitted to purchase and sell commodities.

Comment

Please expand the Fund’s fundamental policy pertaining to repurchase offers to clarify that each specific requirement set forth of Rule 23c-3(b)(2)(i)(A)-(D) are included as part of that policy.

Response

The Fund has expanded this disclosure accordingly.

Comment

Certain Portfolio Securities and Other Operating Policies (page 2)

In your response letter, confirm that the Fund will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Fund and, if true, that they are subject to the Fund’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Response

The Fund will not engage in reverse repurchase agreements.

Comment

Involuntary Repurchases (page 8)

Reconcile the disclosure pertaining to the Fund’s purported ability to make involuntary repurchases of its shares with the requirements of Section 23(c) of the ICA and the rules promulgated thereunder.

Response

The Fund’s Board will consider and approve any involuntary repurchases, and do so in a way that does not disrupt its standard Section 23(c) repurchase program under the ICA. To the extent the fund is required to make involuntary repurchases of its Shares in order to maintain the proper registration and effectiveness of the Fund, any such involuntary repurchases will not reduce the periodic repurchases made pursuant to Section 23(c) of the ICA. Disclosure on  page 8 of the SAI has been simplified to state that the Board may cause the Fund to redeem/repurchase a shareholder’s Shares in accordance with the LLC Agreement, the ICA and the rules thereunder.

Comment

Directors and Officers (page 3)

Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Response

This section has been revised to include all information required by Item 18 of Form N-2.

Comment

Signatures and Powers of Attorney (page 27)

Specify the date on which each person signed the registration statement.

Response

The date of signatures has been provided.

Comment

Closing

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response

We recognize that you may have additional comments based on our responses contained in this letter and amendments and supplements to the Registration Statement.

Additional Information

We would also like to inform you that the Board has adopted a fundamental policy pursuant to which the Fund, with approval of the Board, may terminate its status as a continuously offered interval fund, and convert the Fund to a closed-end exchange-listed fund. In the event the Board determines to take such action, the Board will cause the shares of the Fund to be listed on a national exchange, thereby providing investors with daily market liquidity. Such action may be taken by the Board, subject to shareholder approval.  Disclosure has been added to the Prospectus and the SAI regarding this fundamental policy.

We would also like to call your attention to a Risk Factor that has been added in the Prospectus Summary and the “Risk Factors” section of the Prospectus disclosing that, in the event the Board causes the Fund to convert to a closed-end exchange-listed fund, shares of the Fund may trade at a premium or discount to the net asset value of such shares, and that the Board may take certain reasonable actions designed to minimize any market discount that may arise.

As stated previously, the Fund is filing its Pre-Effective Amendment No. 2, pursuant to Rule 472 under the Securities Act, concurrently with this letter.

If you have any further questions or comments, please do not hesitate to call me at (212) 294-2643 or Jay Gould at (212) 294-9575.

                                                                                    Sincerely,

                                                                                    /s/ Alan Hoffman, Esq.

                                                                                    Alan Hoffman, Esq.

                                                                                    Winston & Strawn LLP